Mail Stop 3561

April 23, 2007

Dr. Howard G. Berger, Chief Executive Officer
RadNet, Inc.
1516 Cotner Avenue
Los Angeles, CA 90025

> **Re:** **RadNet, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 17, 2007**
> **File No. 001-33307**

Dear Dr. Berger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your disclosure that Moss Adams LLP declined to stand for re-election as your independent accountant. Please confirm that your audit/client relationship with them has ended and the date. If this is true, please revise your disclosure accordingly or advise. See Item 304 of Regulation S-B.

2. We note you filed information regarding non-reliance on previously issued financial statements under Item 4.01 Form 8-K rather than an Item 4.02. Please amend your filing to include Item 4.02 *Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review* and required disclosures.

3. Please amend your filing to disclose the date you concluded that your financial statements should no longer be relied on.

4. Please revise your disclosure to state whether your audit committee, or board of directors, or authorized officers discussed with your independent accountant the matters disclosed in the filing. Refer to Item 4.02 of Form 8-K instructions.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions, please call Raquel Howard at (202) 551-3291.

Sincerely,


Raquel Howard
Staff Accountant


cc:    Dr. David Swartz, Audit Committee Chairman
       RadNet, Inc.
       11755 Wilshire Boulevard, 17th Floor
       Los Angeles, CA 90025